SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 27, 2007 (GRUPO TMM REPORTS SECOND-QUARTER AND FIRST HALF OF 2007 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Second-Quarter and First Half of 2007

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations, Director TMM Logistics
011-52-55-5629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS SECOND-QUARTER
AND FIRST SIX-MONTHS 2007 FINANCIAL RESULTS

 •  Financing in Place to Support Rapid Expansion of Maritime, Ports and Transportation Assets
 •  Operating Performance Up Dramatically
 •  TMM is Growing Again

(Mexico City, July 26, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”), a Mexican multi-modal transportation and logistics company, reported today its financial results for the second quarter and first half of 2007.

MANAGEMENT OVERVIEW

Javier Segovia, president of Grupo TMM, said, “Our results in the second quarter of 2007 and first half of this year reflect a continued improvement in direction and accomplishment and a return to growth.

“In July we took a major step toward ensuring TMM’s growth by securitizing the revenues of 20 of our vessels, 18 offshore vessels and 2 product tankers, through the issuance of the first tranche of 20-year Mexican Trust Certificates in the amount of 3.0 billion Mexican pesos, or approximately $280 million dollars. This securitization was completed under the Company’s Mexican Trust Certificates Program and may increase up to 9.0 billion Mexican pesos. The Certificates Program provides long-term financing tied to the useful life of our vessels. This transaction was rated AA (mex) by Fitch Ratings, reflecting TMM’s participation in the increasing demand for maritime transportation services in Mexico and an impressive operating performance. This Program will improve TMM’s debt profile by increasing its duration relative to its former vessel financings. We are now well positioned to participate in Mexico’s expanding demand for offshore and product tanker vessels, port terminals and other transportation assets while diversifying our brand name.”

Segovia continued,“Our Maritime division continues to exceed all of our expectations. Last year this division produced $44.8 million in EBITDA, and we anticipate this division will exceed $55 million in EBITDA in 2007. Vessel utilization in the second quarter was at 100 percent for our product tankers, excluding the re-delivery of one vessel in June, and at 94 percent for our offshore vessels. During the second quarter, we also purchased two of our previously leased chemical carriers for a purchase price of $41.1 million through a 10-year financing facility, which we anticipate will reduce operating costs by approximately $3.0 million annually.

“Additionally, we announced this week that TMM Logistics expanded its services by acquiring an important fleet of auto hauling equipment and operating yards, while simultaneously entering into long-term contracts with two major automobile manufacturers. The acquisition price for these new assets was $36 million. The addition of this business further expands TMM’s logistics offerings for shippers within Mexico, improving the division’s market leadership and reflecting our commitment to comprehensive solutions for our customers. This acquisition is estimated to improve the Logistics division’s revenue by more than $40 million annually.

“With the incorporation of our new auto hauling operations, we believe the Logistics division will definitely exceed an annual EBITDA run rate of $17 million by the fourth quarter of this year, as we have described in the past. Everything we are doing in this division, including the addition of new trucking equipment, the elimination of old and obsolete equipment, the modernization of all of our facilities including our yards, improvement in software and controls, the expansion of our brand to incorporate warehousing and auto hauling services, and the shutdown of inefficient operations, we believe will bring the Logistics division from an operating loss of $2.4 million in 2006 to very positive results in the second half of 2007.”

Segovia concluded, “We believe our growing Maritime and Logistics operations joined with our very stable port operations will bring TMM’s annual EBITDA to $58 million after corporate expenses in 2007. We are now positioned to grow organically throughout 2008 and substantially increase our EBITDA.”

FINANCIAL RESULTS

Comparing the second quarter of 2007 with the second quarter of 2006, TMM reported the following results:
     •  Revenue of $73.3 million, up 19.6 percent from $61.3 million
     •  Transportation income of $6.5 million, up 2.0 times from $3.2 million
     •  Operating margin of 8.9 percent, up 3.7 percentage points
     •  EBITDA of $13.5 million, up 53.4 percent from $8.8 million
     •  Net loss of $0.6 million compared to a net loss of $7.4 million

Comparing the first six months of 2007 with the first six months of 2006, TMM reported the following results:
     •  Revenue of $141.9 million, up 14.7 percent from $123.7 million
     •  Transportation income of $12.9 million, up 2.6 times from $4.9 million
     •  Operating margin of 9.1 percent, up 5.1 percentage points
     •  EBITDA of $26.3 million, up 63.4 percent from $16.1 million
     •  Net loss of $5.7 million compared to net income of $71.5 million

Revenues in the second quarter of 2007 were impacted $2.4 million from the cancellation of service agreements by Kansas City Southern de Mexico.

Increased consolidated transportation income is mainly attributable to improved transportation income at the Maritime division of $3.6 million in the second quarter of 2007 and $8.1 million in the first six months of 2007 compared to the same periods last year.

SG&A of $18.5 million in the first six months of 2007 increased 6.6 percent, or $1.2 million, over the same period of 2006 due mainly to higher legal expenses associated with specific litigations and to expenses related to new projects and acquisitions.

Net financial cost in the first half of 2007 was $20.9 million, which included an exchange loss of $0.4 million, compared to $34.3 million in the same period of 2006, which included an exchange loss of $2.4 million. The decrease in the 2007 period resulted mainly to costs incurred in the first six months of 2006 of $18.4 million and $9.8 million attributable to the amortization of transaction costs and interest related to the Company’s 2007 Notes, respectively. Additionally, in the first half of 2007 TMM incurred $13.4 million of interest and amortization of expenses associated with the Company’s securitization program and $2.0 million of increased interest related to other debt. Also in the first half of 2007 financial income decreased $1.4 million.

BALANCE SHEET

As of June 30, 2007, TMM’s total nominal debt was $397.0 million, of which $187.9 million is related to the Company’s securitization facility, $205.8 million is related to vessel financings and $3.3 million is related to other debt.

Nominal Value of Debt as of June 30, 2007
(Millions of dollars)

Securitization Facility	$187.9
Offshore Vessels	$102.6
Two Chemical Tankers	$52.2
Two Product Tankers	$51.0
Other debt	$3.3
Total Nominal Value of Debt (1):	$357.5

(1) The Company’s total debt as presented in its balance sheet as of June 30, 2007, includes $3.4 million of accrued unpaid interest and is reduced by $8.0 million of related expenses to be amortized over time

DIVISIONAL RESULTS (All numbers in thousands)

Second Quarter 2007

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	45,494	25,932	1,944	(66)	73,304

Costs	33,174	22,844	1,112	(64)	57,066

Gross Result	12,320	3,088	832	2	16,238

Gross Margin	27.1%	11.9%	42.8%	n/a	22.2%

SG & A	808	2,175	392	6,336	9,711

Transportation Income	11,512	913	440	(6,338)	6,527

Operating Margin	25.3%	3.5%	22.6%	n/a	8.9%

Second Quarter 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	36,945	22,607	1,729	(16)	61,265

Costs	27,712	20,168	1,199	35	49,114

Gross Result	9,233	2,439	530	(51)	12,151

Gross Margin	25.0%	10.8%	30.7%	n/a	19.8%

SG & A	1,273	1,860	395	5,438	8,966

Transportation Income	7,960	579	135	(5,489)	3,185

Operating Margin	21.5%	2.6%	7.8%	n/a	5.2%

First Six Months 2007

	Maritime	Logistics	Puertos	Corporate and Others	Total

Revenues	87,378	50,017	4,678	(150)	141,923

Costs	63,525	44,836	2,328	(152)	110,537

Gross Result	23,853	5,181	2,350	2	31,386

Gross Margin	27.3%	10.4%	50.2%	n/a	22.1%

SG & A	2,313	3,769	825	11,557	18,464

Transportation Income	21,540	1,412	1,525	(11,555)	12,922

Operating Margin	24.7%	2.8%	32.6%	n/a	9.1%

First Six Months 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	68,134	51,766	3,833	(76)	123,657

Costs	52,097	47,073	2,370	(111)	101,429

Gross Result	16,037	4,693	1,463	35	22,228

Gross Margin	23.5%	9.1%	38.2%	n/a	18.0%

SG & A	2,594	3,433	782	10,518	17,327

Transportation Income	13,443	1,260	681	(10,483)	4,901

Operating Margin	19.7%	2.4%	17.8%	n/a	4.0%

SEGMENT RESULTS

Maritime

Comparing the second quarter of 2007 with the same period of last year:
     •  Revenues increased 33.3 percent to $17.6 million in the offshore segment mainly due to an improved revenue mix and to one more vessel in operation
     •  Revenues increased 27.7 percent to $16.9 million in the product tanker segment mainly due to more vessels in operation.Costs were impacted in this segment by the redelivery of one vessel which was under a bareboat contract and was no longer profitable. However, during this quarter the division added another vessel to its fleet, which is currently in operation under a time charter contract
     •  Revenues increased 7.5 percent to $8.2 million in the chemical tanker segment mainly due to higher volumes
     •  Consolidated gross profit increased 33.4 percent mainly attributable to a gross profit increase of 56.2 percent to $6.6 million in the offshore segment and to a 70.0 percent increase to $1.0 million in the chemical tanker segment as result of increased owned vessels

Comparing the first six months of 2007 with the same period of last year:
     •  Revenue increased 30.1 percent to $33.3 million in the offshore segment mainly due to an improved revenue mix, to two additional vessels in operation and to a 15 percent decrease in dry docking days
     •  Revenue increase of 46.2 percent to $32.9 million in the product tanker segment due mainly to more vessels in operation and increased utilization, from 84 percent to 100 percent, excluding the re-delivery of one vessel in June
     •  Revenue increase of 10.8 percent to $15.9 million in the chemical tanker segment mainly due to higher volumes
     •  Revenue decrease of 7.0 percent to $5.3 million in the harbor towing segment mainly due to a change in routes of container and refrigerated cargo.As of June 15, tariffs increased 3 percent, which should positively impact revenues going forward
     •  Consolidated gross profit increased 48.7 percent mainly attributable to a gross profit increase of 103.3 percent to $12.9 million in the offshore segment and to an 81.7 percent increase to $1.4 million in the chemical tanker segment as a result of increased owned vessels

Logistics

Comparing the second quarter of 2007 with the same period of last year:
     •  Trucking revenues increased 16.4 percent to $10.4 million due to increased freight volumes as a result of the acquisition of 130 new tractors and 400 new trailers
     •  Warehousing operations contributed $4.1 million of revenues and $1.0 million of gross profit, exceeding the Company’s expectations prior to the peak summer season
     •  Maintenance and repair revenues increased 75.2 percent to $1.8 million, and gross profit increased 2.6 times due rehabilitation and expansion of maintenance facilities
     •  Inbound logistics revenues were $5.3 million, unchanged compared to the second quarter of 2006

Comparing the first six months of 2007 with the same period of last year:
     •  Trucking revenues increased 14.9 percent to $20.0 million due to expanded tractor and trailer fleets and growing customer contracts and volumes
     •  Warehousing operations contributed $7.7 million of revenues and $2.2 million of gross profit
     •  Maintenance and repair revenues increased 62.5 percent to $3.4 million, and gross profit increased 2.2 times due to refurbished facilities and new international accounts at port facilities
     •  Inbound logistics revenues decreased 5.7 percent to $10.0 million due mainly to a decrease in production in the automobile industry export output
     •  Consolidated costs decreased 4.8 percent, impacted by a 66.7 percent reduction in cost at auto yards and to reduced activity in intermodal rail use. All other cost centers expanded proportionally with revenue increases

Ports and Terminals

Comparing the second quarter of 2007 with the same period of last year:
     •  Revenues increased 12.4 percent, and transportation income increased 3.3 times
     •  Revenues at Acapulco increased 22.0 percent to $1.5 million due mainly to a 63.6 percent revenue increase in the cruise ship business segment, partially offset by a 19 percent decrease in auto handling revenues due to lower export volumes

Comparing the first six months of 2007 with the same period of last year:
     •  Revenues increased 22.0 percent, and transportation income increased 2.2 times
     •  Revenues at Acapulco increased 33.4 percent to $3.5 million due mainly to a 58.1 percent revenue increase in the cruise ship business segment
     •  Auto handling revenues at Acapulco decreased 5.3 percent to $0.8 million as export volumes decreased from 18,867 automobiles to 17,349
CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, July 27 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 866-540-8136 (domestic) or 416-340-8010 (international) and provide conference ID 3227508 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=40626.

A replay of the conference call will be available through August 3, at 11:59 p.m. Eastern Time, by dialing 800-408-3053 or 416-695-5800, and entering conference ID 3227508. On the Internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=40626.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue from freight and services	73.304	61.265	141.923	123.657

Cost of freight and services	(52.888)	(45.463)	(102.335)	(95.082)

Depreciation of vessels and operating equipment	(4.178)	(3.651)	(8.202)	(6.347)

	16.238	12.151	31.386	22.228

Administrative expenses	(9.711)	(8.966)	(18.464)	(17.327)

Transportation income	6.527	3.185	12.922	4.901

Other income (expenses) - Net	3.055	(0.615)	3.163	(0.461)

Operating Income	9.582	2.570	16.085	4.440

Financial (expenses) income - Net	(10.657)	(7.758)	(20.495)	(31.956)

Exchange gain (loss) - Net	0.350	(2.065)	(0.432)	(2.356)

Net financial cost	(10.307)	(9.823)	(20.927)	(34.312)

Loss before taxes	(0.725)	(7.253)	(4.842)	(29.872)

(Provision) benefit for taxes	(0.230)	1.124	(0.799)	2.799

Net loss before discontinuing operations	(0.955)	(6.129)	(5.641)	(27.073)

Income from disposal discontinuing business		(0.675)		99.391

Net(Loss) income for the period	(0.9555)	(6.804)	(5.641)	72.318

Attributable to :

Minority Interest	(0.308)	0.554	0.066	0.773

Equity holders of GTMM, S.A.B.	(0.647)	(7.358)	(5.707)	71.545

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.01)	(0.13)	(0.10)	1.26

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.01)	(0.13)	(0.10)	1.26

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	June 30,	December 31,
	2007	2006

Current assets:
Cash and cash equivalents	41.318	38.666

Accounts receivable
Accounts receivable - Net	40.610	40.599

Other accounts receivable	29.528	28.426

Prepaid expenses and others current assets	12.987	9.882

Account receivable to KCS	51.700	51.113

Total current assets	176.143	168.686

Long-term account receivable	40.000	40.000

Property, machinery and equipment - Net	307.597	279.335

Other assets	34.538	34.602

Deferred taxes	112.834	112.833

Total assets	671.112	635.456

Current liabilities:
Bank loans and current maturities of long term liabilities	36.080	27.555

Sale of accounts receivable	17.505	16.727

Suppliers	20.754	20.422

Other accounts payable and accrued expenses	47.397	37.839

Total current liabilities	121.736	102.543

Long–term liabilities:
Bank loans and other obligations	173.709	141.401

Sale of accounts receivable	165.086	172.617

Other long–term liabilities	27.833	27.551

Total long–term liabilities	366.628	341.569

Total liabilities	488.364	444.112

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	74.734	80.440

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(1.672)	(1.173)

	176.463	182.668

Minority Interest	6.285	8.676

Total stockholders’ equity	182.748	191.344

Total liabilities and stockholders’ equity	671.112	635.456

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	June 30,		June 30,
	2007	2006	2007	2006

Cash flow from operation activities:
Net loss before discontinuing operations	(0.955)	(6.129)	(5.641)	(27.073)

Charges (credits) to income not affecting resources:
Depreciation & amortization	6.974	5.590	13.337	11.177

Deferred Income Taxes	(2.216)	(1.260)	(2.216)	(3.401)

Other non-cash items	0.654	2.978	0.618	17.167

Total non-cash items	5.412	7.308	11.739	24.943

Changes in assets & liabilities	17.765	3.461	30.138	(8.614)

Total adjustments	23.177	10.769	41.877	16.329

Net cash provided (used in) by operating activities	22.222	4.640	36.236	(10.744)

Cash flow from investing activities:

Proceeds from sales of assets (net)	6.214	0.381	6.834	8.901

Payments for purchases of assets	(44.179)	(30.419)	(48.349)	(96.755)

Acquisition of share of subsidiaries	(3.771)	(19.070)	(3.771)	(19.070)

Paid to minority partners	(2.450)	(1.680)	(2.450)	(1.680)

Net cash used in investment activities	(44.186)	(50.788)	(47.736)	(108.604)

Proceeds from discontinued business and Sale of share of subsidiaries (net)		(0.675)		68.715

Cash flow provided by financing activities:

Short-term borrowings (net)	(3.079)	(0.150)	2.317	(0.150)

Sale (repurchase) of accounts receivable (net)	(10.030)		(20.138)

Repayment of long-term debt	(10.020)	(10.036)	(20.527)	(370.086)

Proceeds from issuance of long-term debt	52.500	21.800	52.500	91.463

Net cash provided (used in) by financing activities	29.371	11.614	14.152	(278.773)

Net increase (decrease) in cash	7.407	(35.209)	2.652	(329.406)

Cash at beginning of period	33.911	106.612	38.666	400.809

Cash at end of period	41.318	71.403	41.318	71.403

*Prepared in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Second-Quarter and First Half of 2007

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.